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[PGS LOGO]

                                                                    NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
SAM R. MORROW                                                   NOVEMBER 3, 2003
SVEIN T. KNUDSEN
Phone:  +47-67-52-6400
SUZANNE M. MCLEOD
Phone:  +1 281-589-7935


                     PGS RIGHTS OFFERING FOR HOLDERS OF ADSs

         NOVEMBER 3, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services
ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) confirmed today that the rights offering (the "Rights Offering") contemplated under the Company's Modified First Amended Plan of Reorganization (as so modified, the "Plan") remains scheduled to end on November 5, 2003. However, the Company has extended the deadline for the Rights Offering with respect to American Depositary Shares representing existing ordinary shares ("ADSs") from 10:00 am (New York City Time) to 5:00 pm (New York City Time). The Rights
Offering gives holders of at least 23 existing ordinary shares (or ADSs) the right to purchase additional new ordinary shares (or ADSs) of the reorganized
Company.

         To participate in the Rights Offering as a holder of ADSs, a person must be the holder of ADSs on the books and records of the ADS depositary, Citibank N.A. ("Citibank"), and must have delivered a duly completed and executed ADS Instruction Form for the Rights Offering together with the ADSs relating to which the holder is exercising its subscription rights so that they are received by Citibank by 5:00 pm (New York City Time) on November 5, 2003.
Any person purchasing ADSs to participate in the Rights Offering should ensure that accelerated settlement procedures will allow it to meet the 5:00 pm, November 5, 2003, deadline.

         For more information on the Rights Offering, including regarding participation in the Rights Offering as a holder of existing ordinary shares
(and ADSs), please visit our website, www.pgs.com. Questions regarding the Rights Offering for ADS holders should be directed to our information agent, Georgeson Shareholder Communications, Inc. at 888-274-5146.

                                      ****

         Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services.
PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934.
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
Petroleum Geo-Services ASA     Phone: +1 281-589-7935       Petroleum Geo-Services ASA        Phone: +47 6752 6400
738 Highway 6 South            Fax:   +1 281-589-1482       PGS-House                         Fax:   +47 6753 6883
Suite 500                                                   Strandveien 4
Houston, TX 77079, USA                                      N-1366 Lysaker, Norway

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These statements are based on various assumptions made by the Company which are beyond its control. Such forward-looking statements are also subject to the risk that the Plan described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                      ****

         This announcement does not constitute an offer of any securities for sale. Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.
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